April 24, 2007

Via U.S. Mail and Facsimile (011-44-207-488-8034)

Patrick Regan
Group Chief Financial Officer
Willis Group Holdings Limited
c/o Willis Group Limited
Ten Trinity Square, London EC3P 3AX, England

	Re:	Willis Group Holdings Limited
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed March 2, 2006
		File No. 1-16503

Dear Mr. Regan:

      We have reviewed your response letter dated March 28, 2007 and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You state in your response to our prior comments that your non-US subsidiaries are commencing an orderly termination of all business comprising the provision of services for the Iranian or Sudanese governments or Iranian or Sudanese-owned business entities.
Please
advise us of the anticipated timeframe for termination of such business. Additionally, please confirm if true that the business being terminated includes all such business conducted without a written agreement.

2. You refer in your response to the possibility that some of your other clients may occasionally conduct activities in Iran or Sudan.
Please describe for us the types of business conducted by the clients you anticipate may conduct activities in those countries, and the services you provide to those clients.

3. It appears from your response that since 2003 you have provided services to no business entities conducting business in Iran other than the Iranian private and government-owned entities to which you refer. It further appears that since 2003 you have provided services to no business entities conducting business in Sudan other than the
Sudanese private and government-owned entities to which you refer, with the exception of one international client`s branch in Sudan. Please confirm. Please describe for us the business conducted by that international client`s branch in Sudan, and the nature of the services you provide to that client and its branch in Sudan.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Jeffrey Riedler
		Assistant Director
	Division of Corporation Finance


Patrick Regan
Willis Group Holdings Ltd.
April 24, 2007
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